SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_______________________

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

PRIME RETAIL, INC.

(NAME OF ISSUER)

10.5% SERIES A SENIOR CUMULATIVE PREFERRED STOCK,
PAR VALUE $0.01 PER SHARE

(TITLE OF CLASS OF SECURITIES)

741570-20-4

(CUSIP NUMBER)

Randal A. Nardone
Chief Operating Officer and Secretary
Fortress Investment Trust II
1251 Avenue of the Americas
16th Floor
New York, New York 10020
(212) 798-6100

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

COPY TO:

John J. Sabl
Sidley Austin Brown & Wood
Bank One Plaza
10 South Dearborn Street
Chicago, IL 60603
(312) 853-7000

September 26, 2002
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box [   ].

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PRT PSA LLC (I.R.S. EMPLOYER IDENTIFICATION NUMBER [ ])

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP NOT APPLICABLE	(a) (b)	[ ] [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e).		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF	7	SOLE VOTING POWER	-0-
SHARES
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER	-230,000-
EACH
REPORTING PERSON
WITH	9	SOLE DISPOSITIVE POWER	-0-

	10	SHARED DISPOSITIVE POWER	-230,000-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-230,000-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0%

14	TYPE OF REPORTING PERSON
00

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
FORTRESS INVESTMENT TRUST II (I.R.S. EMPLOYER IDENTIFICATION NUMBER [ ])

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP NOT APPLICABLE	(a) (b)	[ ] [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e).		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF	7	SOLE VOTING POWER	-0-
SHARES
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER	-230,000-
EACH
REPORTING PERSON
WITH	9	SOLE DISPOSITIVE POWER	-0-

	10	SHARED DISPOSITIVE POWER	-230,000-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-230,000-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0%

14	TYPE OF REPORTING PERSON
IC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
FORTRESS INVESTMENT FUND II LLC (I.R.S. EMPLOYER IDENTIFICATION NUMBER [ ])

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP NOT APPLICABLE	(a) (b)	[ ] [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
NOT APPLICABLE

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e).		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF	7	SOLE VOTING POWER	-0-
SHARES
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER	-230,000-
EACH
REPORTING PERSON
WITH	9	SOLE DISPOSITIVE POWER	-0-

	10	SHARED DISPOSITIVE POWER	-230,000-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-230,000-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0%

14	TYPE OF REPORTING PERSON
00

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
FORTRESS FUND MM II LLC (I.R.S. EMPLOYER IDENTIFICATION NUMBER [ ])

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP NOT APPLICABLE	(a) (b)	[ ] [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
NOT APPLICABLE

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e).		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF	7	SOLE VOTING POWER	-0-
SHARES
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER	-230,000-
EACH
REPORTING PERSON
WITH	9	SOLE DISPOSITIVE POWER	-0-

	10	SHARED DISPOSITIVE POWER	-230,000-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-230,000-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0%

14	TYPE OF REPORTING PERSON
00

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
FORTRESS INVESTMENT GROUP LLC (I.R.S. EMPLOYER IDENTIFICATION NUMBER [ ])

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP NOT APPLICABLE	(a) (b)	[ ] [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
NOT APPLICABLE

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e).		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF	7	SOLE VOTING POWER	-0-
SHARES
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER	-230,000-
EACH
REPORTING PERSON
WITH	9	SOLE DISPOSITIVE POWER	-0-

	10	SHARED DISPOSITIVE POWER	-230,000-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-230,000-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0%

14	TYPE OF REPORTING PERSON
00

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
FORTRESS INVESTMENT HOLDINGS LLC (I.R.S. EMPLOYER IDENTIFICATION NUMBER [ ])

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP NOT APPLICABLE	(a) (b)	[ ] [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
NOT APPLICABLE

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e).		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF	7	SOLE VOTING POWER	-0-
SHARES
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER	-230,000-
EACH
REPORTING PERSON
WITH	9	SOLE DISPOSITIVE POWER	-0-

	10	SHARED DISPOSITIVE POWER	-230,000-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-230,000-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0%

14	TYPE OF REPORTING PERSON
00

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of the 10.5% Series A Senior Cumulative Preferred Stock, $0.01 par value per share (“Series A Preferred”), of Prime Retail, Inc., a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 100 East Pratt Street, Nineteenth Floor, Baltimore, MD 21202.

ITEM 2.	IDENTITY AND BACKGROUND.

PRT PSA LLC is a Delaware limited liability company (“PRT LLC”) that is wholly owned by its sole member, Fortress Investment Trust II, a Delaware business trust (“Fortress Trust II”). All issued and outstanding shares of beneficial interest of Fortress Trust II are owned by Fortress Investment Fund II LLC, a Delaware limited liability company (“Fortress Fund II”). Fortress Fund II has no directors or executive officers. The managing member of Fortress Fund II is Fortress Fund MM II LLC, a Delaware limited liability company (“Fund MM”). Fortress Investment Group LLC, a Delaware limited liability company (“Fortress Group”), owns all of the beneficial interests of Fund MM. Fortress Group is also the managing member of Fund MM. Fortress Investment Holdings LLC, a Delaware limited liability company (“FIH”), is the sole member of Fortress Group. The address of each of the above-referenced entities in this Item 2 is 1251 Avenue of the Americas, 16th Floor, New York, New York 10020 and the principal business of each such entity is real estate-related investments. PRT LLC, Fortress Trust II, Fortress Fund II, Fund MM, Fortress Group and FIH are collectively referred to herein as the “Reporting Persons.”

Set forth on Annex A is a listing of the members and managers of FIH, the executive officers of Fortress Group and Fund MM, and the trustees of Fortress Trust II (collectively, the “Covered Persons”), the present principal occupation or employment of each of the Covered Persons and the business address of each of the Covered Persons. Each of the Covered Persons is a United States citizen.

None of the above-referenced entities in this Item 2 or, to the best of their knowledge, the Covered Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them is or was subject to a judgment, decree or final order (A) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (B) finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

PRT LLC paid $1,840,000 for the 230,000 shares of Series A Preferred purchased by it. It obtained these funds from its working capital. Its working capital was supplied by capital contributions from its sole member, Fortress Trust II. Fortress Trust II used funds from its working capital (i.e., contributions made by its parent, Fortress Fund II, which were supplied by capital contributions being made by the investors in Fortress Fund II). It is currently expected that funds to accomplish the acquisition of additional interests in the Issuer would come from working capital of

Fortress Trust II that would be contributed to PRT LLC and funded ultimately by capital contributions by the investors in Fortress Fund II.

ITEM 4.	PURPOSE OF TRANSACTION.

On September 26, 2002, ML Global Allocation Fund, Inc. agreed to sell 230,000 shares of Series A Preferred to PRT LLC for a purchase price of $8.00 per share in cash for a total purchase price of $1,840,000. This sale closed on October 1, 2002. PRT LLC made this purchase because it believes the Series A Preferred is an attractive investment.

Fortress Group or other Reporting Persons also desire to increase their investment in the Issuer. Following numerous conversations with members of the Issuer’s senior management, Fortress Group submitted to the Issuer a letter dated June 4, 2002, by which Fortress Group made a non-binding proposal for it or its affiliates to sponsor a recapitalization of the Issuer. A copy of this letter is filed as Exhibit 1 hereto and is incorporated into this Item 4 by this reference. This letter was superceded by a letter dated June 25, 2002 (the “June 25 Letter”). A copy of the June 25 Letter is filed as Exhibit 2 hereto and is incorporated into this Item 4 by this reference.

The June 25 Letter contains a non-binding proposal to effect a number of transactions described below. Consummation of the transactions contemplated by the June 25 Letter would depend on the satisfaction of several conditions, including agreement from the board of directors of the Issuer to support the transactions.

The June 25 Letter contemplates the following transactions:

1. a purchase of any and all shares of the Issuer’s preferred and common stock at the prices indicated in the June 25 Letter, followed by a merger resulting in all preferred stock being converted into common equity. Shareholders would be given an election to receive a combination of cash and new common equity with dividend equivalent rights; and

2. a rights offering by the Issuer (the “Rights Offering”) with respect to $50 million of newly issued common stock. One-half of the Rights Offering would be offered to current shareholders and the remaining half to Fortress Group or its affiliates, with Fortress Group agreeing (subject to certain conditions) to “backstop” 100% of the Rights Offering not otherwise subscribed to by current shareholders. The proposal in the June 25 Letter contemplates that the Issuer would use proceeds from the Rights Offering to (i) redeem indebtedness of a subsidiary of the Issuer and guaranteed by the Issuer aggregating approximately $32,395,000 as of October 2, 2002, half of which is owed to an affiliate of the Reporting Persons, and (ii) purchase preferred interests in an affiliate of the Issuer held by an affiliate of the Reporting Persons with a redemption price of approximately $17,000,000 as of October 2, 2002. The aggregate amount of proceeds from the Rights Offering that would be required for purposes of clauses (i) and (ii) above could increase if certain asset sales contemplated by the Issuer or its affiliates have not been consummated as promptly as expected.

The June 25 Letter also contemplates that Fortress Group’s designees would represent a majority of the directors of the Issuer after the transactions described therein were consummated, with the remaining board members being existing directors or other individuals as may be agreeable to Fortress Group. Fortress Group also would expect to review the assets, capitalization and dividend policy of the Issuer and could propose additional asset sales or changes in capitalization or dividend policy over time.

If the transactions contemplated by the June 25 Letter are consummated, (i) the Series A Preferred and the 8.5% Series B Cumulative Participating Convertible Preferred Stock, $0.01 par value per share, of the Issuer would no longer be outstanding or traded, and the registration of these shares under Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Act”) would be terminated, and (ii) depending on the number of holders of the Issuer’s equity that elect to receive common stock or purchase common stock in the Rights Offering, the Issuer’s common stock could become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

Fortress Group believes that completion of the transactions contemplated by the June 25 Letter would provide the Issuer’s preferred and common stockholders liquidity that is currently not available to them at a significant premium to current market prices while providing such holders, at their option, with an opportunity to participate in the future success of the Issuer by electing to receive new common stock of the Issuer in lieu of cash. Between June 25, 2002 and PRT LLC's purchase on September 26, 2002 of 230,000 shares of Series A Preferred described above, Fortress Group made numerous offers to meet with representatives of the Issuer to negotiate a definitive purchase agreement, but the Issuer had not agreed to meet with the Fortress Group for this purpose. Representatives of Fortress Group and the Issuer now plan to meet in the near future to discuss the proposal contained in the June 25 Letter. While the Fortress Group believes that the transactions contemplated by the June 25 Letter are in the best interests of the Issuer’s shareholders, it does not intend to proceed with such transactions without receiving the approval and support of the Issuer’s board of directors. One or more of the Reporting Persons, however, may make further purchases of securities of the Issuer from time to time in open market transactions, privately negotiated transactions or otherwise. In addition, any of them could choose to dispose of Issuer securities from time to time.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

See numbers 7-11 of the cover pages to this Schedule 13D for the information required by Item 5.

None of the Covered Persons directly owns any securities of the Issuer. However, by reason of their status as executive officers, members, managers, or trustees of the entities set forth in Item 2, the Covered Persons may be deemed to be the beneficial owners of the Series A Preferred owned directly or beneficially by the Reporting Persons. The Reporting Persons have been advised that each of the Covered Persons disclaims beneficial ownership of the Series A Preferred.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 4 to this Schedule 13D for certain information required by this Item 6.

As has been previously disclosed in the Issuer’s most recent Form 10-K, the Issuer has issued a Warrant to Purchase Common Stock dated December 22, 2000, to FRIT PRT Lending LLC, an affiliate of the Reporting Persons, entitling FRIT PRT

Lending LLC to purchase 500,000 shares of Issuer’s common stock. The Warrant is incorporated herein as Exhibit 3 by reference made in Item 7.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Letter dated June 4, 2002 from Fortress Investment Group LLC to Prime Retail, Inc.
Exhibit 2	Letter dated June 25, 2002 from Fortress Investment Group LLC to Prime Retail, Inc.
Exhibit 3	Warrant to Purchase Common Stock of the Issuer dated December 22, 2000, issued to FRIT PRT Lending LLC (Incorporated by reference to the same titled exhibit in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (File No. 0-23616)).

Exhibit 4	Joint Filing Agreement, dated as of October 7, 2002, by and among PRT PSA LLC, Fortress Investment Trust II, Fortress Investment Fund II LLC, Fortress Fund MM II LLC, Fortress Investment Group LLC, and Fortress Investment Holdings LLC.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 7, 2002

PRT PSA LLC

By: /s/ Randal A. Nardone Randal A. Nardone as Secretary and Chief Operating Officer of Fortress Investment Trust II, sole member of PRT PSA LLC

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 7, 2002

FORTRESS INVESTMENT TRUST II

By: /s/ Randal A. Nardone Randal A. Nardone as Secretary and Chief Operating Officer

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 7, 2002

FORTRESS INVESTMENT FUND II LLC

By: /s/ Randal A. Nardone Randal A. Nardone as Chief Operating Officer and Secretary of Fortress Fund MM II LLC, managing member of Fortress Investment Fund II LLC

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 7, 2002

FORTRESS FUND MM II LLC

By: /s/ Randal A. Nardone Randal A. Nardone as Chief Operating Officer and Secretary

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 7, 2002

FORTRESS INVESTMENT GROUP LLC

By: /s/ Randal A. Nardone Randal A. Nardone, as Chief Operating Officer and Secretary

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 7, 2002

FORTRESS INVESTMENT HOLDINGS LLC

By: /s/ Randal A. Nardone Randal A. Nardone, as Manager

ANNEX A

MEMBERS AND MANAGERS OF
FORTRESS INVESTMENT HOLDINGS LLC

     The name, title, and principal occupation of each of the members and managers of Fortress Investment Holdings LLC are listed below. The principal business address of each of the members and managers of Fortress Investment Holdings LLC is 1251 Avenue of the Americas, 16th Floor, New York, NY 10020.

NAME	TITLE; PRINCIPAL OCCUPATION

Wesley R. Edens	Member and Manager; Chief Executive Officer of Fortress Investment Group LLC
Robert I. Kauffman	Member and Manager; President of Fortress Investment Group LLC
Randal A. Nardone	Member and Manager; Chief Operating Officer and Secretary of Fortress Investment Group LLC
Erik P. Nygaard	Member and Manager; Chief Information Officer and Treasurer of Fortress Investment Group LLC

EXECUTIVE OFFICERS OF
FORTRESS INVESTMENT GROUP LLC

     The name, title, and principal occupation of each of the executive officers of Fortress Investment Group LLC are listed below. The principal business address of each of the executive officers of Fortress Investment Group LLC is 1251 Avenue of the Americas, 16th Floor, New York, NY 10020.

NAME	TITLE; PRINCIPAL OCCUPATION

Wesley R. Edens	Chief Executive Officer
Robert I. Kauffman	President
Jeffrey R. Rosenthal	Chief Financial Officer
Randal A. Nardone	Chief Operating Officer and Secretary
Erik P. Nygaard	Chief Information Officer and Treasurer

EXECUTIVE OFFICERS OF
FORTRESS FUND MM II LLC

     The name, title, and principal occupation of each of the executive officers of Fortress Fund MM II LLC are listed below. The principal business address of each of the executive officers of Fortress Fund MM II LLC is 1251 Avenue of the Americas, 16th Floor, New York, NY 10020.

NAME	TITLE; PRINCIPAL OCCUPATION

Wesley R. Edens	Chairman; Chief Executive Officer of Fortress Investment Group LLC
Robert I. Kauffman	President; President of Fortress Investment Group LLC
Jeffrey R. Rosenthal	Chief Financial Officer; Chief Financial Officer of Fortress Investment Group LLC
Randal A. Nardone	Chief Operating Officer and Secretary; Chief Operating Officer and Secretary of Fortress Investment Group LLC

-i-

TRUSTEES OF FORTRESS INVESTMENT TRUST II

     The name and principal occupation of each of the trustees of Fortress Investment Trust II are listed below. Except as set forth below, the principal business address of each of the trustees of Fortress Investment Trust II is 1251 Avenue of the Americas, 16th Floor, New York, NY 10020.

NAME	TITLE; PRINCIPAL OCCUPATION

Wesley R. Edens	Trustee; Chief Executive Officer of Fortress Investment Group LLC
Robert H. Gidel	Trustee; Managing Partner, Liberty Partners, LP and Liberty Realty Partners LP (business: real estate investment), 2626 Cole Avenue, Suite 700, Dallas, Texas 75204
John C. Sites, Jr.	Trustee; General Partner, Daystar Special Situations Two Fund, L.P. and Rock Creek Partners II, Ltd. (business: private investment), 411 Theodore Fremd Avenue, Suite 100, Rye, New York 10580
John C. Deterding	Trustee; Owner, Deterding Associates, (business: real estate consulting), 107 North Waterview, Richardson, Texas 75080
Dennis Porterfield	Trustee

-ii-